SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   SCHEDULE 13
                                 (Rule 13d-l02)

                 Information to be included in statements filed
                     pursuant to rules 13d-l(b) and (c) and
                      amendments thereto filed pursuant to
                                    13d-2(b)

                               (Amendment No. 5) *



                               QCF Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  746924 10 9
                                 (CUSIP Number)







     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise Subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                               Page 1 of 14 pages

CUSIP NO. 746924 10 9                  13G                   Page 2 of 14 Pages



---------- ---------------------------------------------------------------------
1      NAME OF REPORTING PERSON: QCF Bancorp, Inc. Employee Stock Ownership Plan

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          41-1796789
-----  -------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)

                                                              (b)     X
------  ------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Minnesota
--------------------------------------------------------------------------------
           NUMBER OF   5          SOLE VOTING POWER                 0
            SHARES

         BENEFICIALLY  6          SHARED VOTING POWER            140,132
           OWNED BY

             EACH      7          SOLE DISPOSITIVE POWER            0
           REPORTING


              PERSON   8          SHARED DISPOSITIVE POWER       140,132
               WITH
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     140,132
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------  -----------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                           13.04%
------ -------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         EP
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                13G                     Page 3 of 14 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Queen City Federal Savings Bank 401k
                                     Profit Sharing Plan

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   41-0836777
-------------------------------------------------- -----------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)

                                                           (b)        X
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Minnesota
--------------------------------------------------------------------------------
           NUMBER OF      5       SOLE VOTING POWER                0
            SHARES

         BENEFICIALLY
           OWNED BY       6       SHARED VOTING POWER           77,717

                          7       SOLE DISPOSITIVE POWER           0
           REPORTING
            PERSON        8       SHARED DISPOSITIVE POWER      77,717
             WITH
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       77,717
-------------------------------------------  -----------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----------------- --------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                           7.23%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         EP
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9              13G                        Page 4 of 14 Pages


------------------------------------------  ------------------------------------
1          NAME OF REPORTING PERSON: QCF Bancorp, Inc. 1995 Stock Option
                                     and Incentive Plan

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:    41-1796789
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)

                                                               (b)     X
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Minnesota
--------------------------------------------------------------------------------
            NUMBER OF   5           SOLE VOTING POWER                   0
             SHARES
          BENEFICIALLY  6           SHARED VOTING POWER              272,011
           OWNED BY

              EACH      7           SOLE DISPOSITIVE POWER              0
           REPORTING

             PERSON     8           SHARED DISPOSITIVE POWER         272,011
              WITH
-------------------------------------------------------------------------------
9      AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     272,011
-----------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------------------------------------------------------  ------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            25.32%
----------------------------------------------------- --- ----------------------
12          TYPE OF REPORTING PERSON*

                         EP
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9               13G                       Page 5 of 14 Pages


----------------------------------------- --------------------------------------
1          NAME OF REPORTING PERSON: Peter J. Johnson

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          ###-##-####
--------------------------------------------  ----------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)

                                                               (b)
-------- -----------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
           NUMBER OF   5   SOLE VOTING POWER                       20,952
            SHARES

         BENEFICIALLY  6   SHARED VOTING POWER                    367,165
          OWNED BY

             EACH      7   SOLE DISPOSITIVE POWER                  20,952
          REPORTING

           PERSON      8   SHARED DISPOSITIVE POWER               367,165
            WITH
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    388,117
--------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          36.12%
------------------------------------------------------- ------------------------
12          TYPE OF REPORTING PERSON*

                         IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                13G                      Page 6 of 14 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Kevin E. Pietrini

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          ###-##-####
-------------------------------------------- -----------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)

                                                              (b)
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

------------------------------------------------          ----------------------
          NUMBER OF
           SHARES          5       SOLE VOTING POWER                 124,629

         BENEFICIALLY
            OWNED BY       6       SHARED VOTING POWER                95,154
              EACH         7       SOLE DISPOSITIVE POWER            124,629
          REPORTING

            PERSON         8       SHARED DISPOSITIVE POWER           95,154
             WITH
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      219,783
-------------------------------------------------------- -----------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            20.46%
----------------------------------- --------------------------------------------
12          TYPE OF REPORTING PERSON*

                         IN
---------------------------------- ---------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9               13G                       Page 7 of 14 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: John A. Trenti

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          ###-##-####
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)

                                                                  (b)
--------------------------------------------------------------------------------
3          SEC USE ONLY

---------------------------------------------- ---------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
          NUMBER OF
           SHARES         5          SOLE VOTING POWER           17,590

         BENEFICIALLY     6          SHARED VOTING POWER        367,165
          OWNED BY

            EACH          7          SOLE DISPOSITIVE POWER      17,590
         REPORTING

           PERSON         8          SHARED DISPOSITIVE POWER   367,165
            WITH
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     384,755
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                         35.81%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                13G                      Page 8 of 14 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Daniel F. Schultz

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)

                                                                 (b)
---------------------------------------------- ---------------------------------
3          SEC USE ONLY

---------------------------------------------------  ---------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
----------------------------------------------------------------------- -------
          NUMBER OF     5       SOLE VOTING POWER                     102,445
           SHARES

         BENEFICIALLY   6       SHARED VOTING POWER                    77,717
           OWNED BY

            EACH        7       SOLE DISPOSITIVE POWER                102,445
         REPORTING

           PERSON       8       SHARED DISPOSITIVE POWER               77,717
            WITH
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     180,162
----------------------------------------------------------- --------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                           16.77%
-------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9              13G                       Page 9 of 14 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: John C. Pearsall

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)

                                                               (b)
-------------------------------------------- -----------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE  OF  ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
         NUMBER OF       5    SOLE VOTING POWER                      22,889
          SHARES

         BENEFICIALLY    6    SHARED VOTING POWER                   272,011
          OWNED BY

             EACH        7    SOLE DISPOSITIVE POWER                 22,889
          REPORTING

           PERSON        8    SHARED DISPOSITIVE POWER              272,011
            WITH
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     294,900
----------------------------------------------------  -------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------------------------------- ---------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                           27.45%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 10 of 14 Pages

                       Securities and Exchange Commission
                             Washington, D.C. 20549

Item 1(a)         Name of Issuer.
         QCF Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices.
         501 Chestnut
         P. O. Box 1147
         Virginia, MN 55792

Item 2(a)         Name of Person(s) Filing.
     QCF Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"), Queen City Federal Savings Bank 401k Profit Sharing Plan ("401k Plan"), QCF Bancorp, Inc. 1995 Stock Option and Incentive Plan ("Option Plan"), and the following individuals who serve as trustees of the separate trusts established under the ESOP, the 401k Plan, and the Option Plan: Peter J. Johnson, Kevin E. Pietrini, John A. Trenti, Daniel F. Schultz, and John C. Pearsall.

Item 2(b)         Address of Principal Business Office.
         Same as Item 1(b).

Item 2(c)         Citizenship.
         See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d)         Title of Class of Securities.
         Common Stock, par value $.01 per share.

Item 2(e)         CUSIP             Number.
         See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.                    Check whether the person filing is a:

     (f) X Employee Benefit Plan, Pension Fund which is subject to the provisions of the
            Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-(b)(1)(ii)(F)

     Items (a) (b) (c) (d) (e) (g) and (h) - not applicable. This Schedule l3G is being filed on behalf of the ESOP, the 40lK Plan, and the Option Plan identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the separate trusts established pursuant to the plans, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

                               Page 11 of 14 pages

Item 4.   Ownership.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.  Ownership of Five percent or Less of A Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Pursuant to Section 13.7 of the ESOP, QCF Bancorp, Inc., acting as the ESOP
Committee, has the power to direct the receipt of dividends on shares held in the ESOP Trust.

     Pursuant to the terms of the Option Plan and its associated trust agreement, the Option Plan's trustees have the power to direct the receipt of dividends on shares held in the Option Plan trust.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8. Identification and Classification of Members of the Group. Not applicable..

Item 9        Notice of Dissolution of Group.
         Not applicable.

Item 10.      Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 12 of 14 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QCF BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:



/s/ Peter J. Johnson                          February 3, 2000
Peter J. Johnson, as Trustee                  Date


/s/ Kevin E. Pietrini                         February 3, 2000
Kevin E. Pietrini, as Trustee                 Date


/s/John A. Trenti                             February 3, 2000
John A. Trenti, as Trustee                    Date


/s/ Peter J. Johnson                          February 3, 2000
Peter J. Johnson, as an Individual            Date
   Stockholder


/s/ Kevin E. Pietrini                         February 3, 2000
Kevin E. Pietrini, as an Individual           Date
   Stockholder


/s/ John A. Trenti                            February 3, 2000
John A. Trenti, as an Individual              Date
   Stockholder

QUEEN CITY FEDERAL SAVINGS BANK
401k PROFIT SHARING PLAN

By Its Trustee:



/s/ Daniel F. Schultz                         February 3, 2000
Daniel F. Schultz, as Trustee                 Date



/s/ Daniel F. Schultz                         February 3, 2000
Daniel F. Schultz, as an Individual           Date
   Stockholder

                               Page 13 of 14 Pages





QCF BANCORP, INC.
1995 STOCK OPTION AND INCENTIVE PLAN



By Its Trustees:



/s/ Peter J. Johnson                        February 3, 2000
Peter J. Johnson, as Trustee                Date


/s/ John C. Pearsall                        February 3, 2000
John C. Pearsall, as Trustee                Date


/s/ John A. Trenti                          February 3, 2000
John A. Trenti, as Trustee                  Date


/s/ Peter J. Johnson                        February 3, 2000
Peter J. Johnson, as an Individual          Date
   Stockholder

/s/ John C. Pearsall                        February 3, 2000
John C. Pearsall, as an Individual          Date
   Stockholder


/s/ John A. Trenti                          February 3, 2000
John A. Trenti, as an Individual            Date
   Stockholder

                               Page 14 of 14 Pages



Exhibit A


                                        Identification of Members of Group

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (I) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. The trustee of the 401k Plan has voting and investment powers as to the 401k Plans investment in shares of common stock of the issuer, as directed by the plan participants. Under the Option Plan's trust agreement, the trustees have sole discretion as to the investment of trust assets and exercise voting rights with respect to common stock of the issuer in accordance with the terms and conditions for the exercise of voting rights of unallocated shares under the ESOP. Overall, the trustees of the ESOP, the 401k Plan, and the Option Plan must exercise their voting and dispositive powers with respect to the assets, including common stock of the issuer, held by the plans in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.